Exhibit 22.1

The following subsidiary of PennyMac Mortgage Investment Trust (the “Company”) may be the guarantor of debt securities issued under the indenture to be entered into among the Company, as issuer, the subsidiary listed below, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.

Subsidiary

PennyMac Corp.	Guarantor